
SEC MAIL
RECEIVED
PROCESSING
JAN 0 3 2005
202
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, December 30, 2004 GMACM Mortgage Pass-Through Certificates Series 2004-J6

~~333-117232~~ 333-104662
SEC File Number, if available

Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)


05000047

PROCESSED
JAN 10 2005
THOMSON FINANCIAL

17269997



IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Credit Suisse First Boston LLC Final Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.



By:
Name: Patricia C. Taylor
Title: Vice President

Dated: December 30, 2004

EXHIBIT 99.2
(attached hereto)

17269997

	A	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1					Deal Summary Report							GMACM04-J8G4BBG			
3					Assumptions							Collateral			
4	Settlement	31-Dec-04	Prepay		300 PSA					Balance	WAC	WAM	Age	WAL	Dur
5	1st Pay Date	25-Jan-05	Default		0 CDR					$251,158,003.10	5.9	357	3	5.5	4.36
6			Recovery	0	months										
7			Severity		0%										
9	Tranche	Balance	Coupon	Principal	Avg	Dur	Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
10	Name			Window	Life			bp		%		Int(M)	(MM)	Date	
11	4N1	25,000,000.00	5.5	01/10 - 09/34	11.04									1-Dec-04	FIX
12	SNAS	26,867,000.00	5.25	01/10 - 05/14	7.38									1-Dec-04	FIX
13	ASS	148,093,000.00	5.25	01/05 - 09/11	3.04									1-Dec-04	FIX
14	4FL1	21,845,000.00	2.75	01/05 - 05/14	3.71									25-Dec-04	FLT
15	4IN1	21,845,000.00	4.75	01/05 - 05/14	3.71									25-Dec-04	INV_IO
16	4L1	22,395,000.00	5.5	05/14 - 09/34	13.54									1-Dec-04	FIX
17	4B1	7,158,003.10	5.5	01/05 - 09/34	10.28									1-Dec-04	FIX
18															
19															

24	Treasury							Swaps					
25	Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
26	Yld	2.429	2.924	3.121	3.514	4.135	4.811	2.940	3.275	3.499	3.880	4.520	5.181

1

CREDIT SUISSE | FIRST BOSTON

(2)

GMACM 2004-J6

Group 4

Pay rules

1. Pay the NAS Priority Amount to the 4N1
2. Concurrently:
   a. 88.8888888888889% as follows:
      i. Pay the SuperNas Priority Amount, to the 4N2
      ii. Pay to the 4A1 until retired.
      iii. Pay to the 4N2until retired.
   b. 11.1111111111111% Pay to the 4FL1 until retired.
3. Pay to the 4L1 until retired.
4. Pay to the 4N1 until retired.

Notes

Pxing Speed = 300PSA

Nas Bonds – =4N1 standard Nas bond, 60 mos of hard lockout.

- ****Apply shift to both sched prin and prepay prin**
- **Nas Priority Amount** = (Nas% x Shift%) x (sched + prepays)
- **Shift %** = Standard Shift Schedule
- **Nas %** = (4N1 balance) / (Group 4 Non PO Balance)

Super Nas: 4N2

Nas % = Min((Total Balance of the 4N2 + (3.0% * Total Balance of 4N2)/(Total Balance of the 4N2 and the 4A1), 99%)
Shift% = Standard shift schedule
SuperNAS Priority Amount = (All Prin allocated to the 4N2, 4A1, [step 2.a.i above]) x Nas% x Shift%

Floaters:

4FL1 – 1ML + 40, 7.5 cap , .40 floor, 0 day delay, initial libor - 2.35%

Inverse IO's:

4IN1 – 7.1% - 1ML , 7.1% Cap, 0 Floor, 0 day delay, intial libor – 2.35%
Notional = 7FL1

Settlement = 12/31

③

271 Mtge YTA

Bloomberg CMO

GMACM 2004-J6 4L1 — 5.5% LEGAL MTY N/A — ADV<PAGE> NO Notes 88 <Go>

66 <GO> BCC0HN316 CMO:

63 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/31/04: 22,395,000 12/25/04: 22,395,000 factor 1.000000000000	next pay 1/25/05 (monthly) rcd date 12/31/04 (24 Delay) accrual 12/ 1/04-12/31/04	30/360 Cashflows created 12/ 8/04 1stProj 1/25/05 ASSUMED collateral

12/31/04 YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
96-24	5.781	5.818	5.846	5.883	6.140	6.397	6.621
AvgLife	25.85	19.39	16.28	13.54	6.12	4.00	3.08
Mod Dur	13.24	11.36	10.22	9.05	5.03	3.48	2.74
DateWindow	6/27- 9/25/34	7/19- 9/25/34	8/16- 9/25/34	5/14- 9/25/34	3/10- 9/25/12	7/08- 6/25/09	10/07- 5/25/08
Spread I	+88/AL	+117/AL	+132/AL	+146/AL	+235/AL	+295/AL	+335/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 14:02

3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.58	3.04	3.23	3.64	4.28	4.91

Format# 1-YT — 10y 99-23+ 30y 106-24+

(4)

P271 Mtge YTA

NO FIELDS ENTERED.

Bloomberg CMO

GMACM 2004-J6 4N1 5.5% LEGAL MTY N/A ADV<PAGE>

65 <GO> BCCOHN2N9 CMO: NO Notes 88 <Go>

65 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/31/04: 25,000,000 12/25/04: 25,000,000 factor 1.000000000000	next pay 1/25/05 (monthly) rcd date 12/31/04 (24 Delay) accrual 12/ 1/04-12/31/04	30/360 Cashflows created 12/ 8/04 1stProj 1/25/05 ASSUMED collateral

12/31/04 YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
99-24	5.550	5.548	5.547	5.547	5.544	5.535	5.526
AvgLife	15.62	12.74	11.79	11.04	8.96	5.60	4.02
Mod Dur	9.78	8.60	8.17	7.83	6.78	4.68	3.51
DateWindow	1/10-9/25/34	1/10-9/25/34	1/10-9/25/34	1/10-9/25/34	1/10-9/25/34	6/09-3/25/32	5/08-1/25/10
Spread A	+125/10 y	+125/10 y	+125/10 y	+125/10 y	+125/10 y	+189/5 y	+188/5 y

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO SUP" UNAVAILABLE.

Treasury Curve - BGN 13:21

3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.59	3.04	3.24	3.65	4.30	4.92

Format# 1-YT 10y 99-20

(5)

P271 Mtge YTA

NO FIELDS ENTERED.

Bloomberg CMO

GMACM 2004-J6 4N3 — 5.25% LEGAL MTY N/A — ADV:<PAGE> NO Notes 88 <Go>

66 <GO> BCC0HN2Q2 CMO:

65 <GO> 5.900(357)3 WAC(WAM)AGE ABSUM

ASSUMED collateral -NO History-	12/31/04: 8,889,000	next pay 1/25/05 (monthly)	30/360 Cashflows
	12/25/04: 8,889,000	rcd date 12/31/04 (24 Delay)	created 12/ 9/04 1stProj 1/25/05
	factor 1.000000000000	accrual 12/ 1/04-12/31/04	ASSUMED collateral

12/31/04 YIELD TABLE

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
100-6	5.246	5.232	5.225	5.215	5.168	5.117	5.073
AvgLife	12.99	9.61	8.51	7.38	4.53	3.22	2.56
Mod Dur	8.97	7.29	6.66	5.96	3.94	2.89	2.34
DateWindow	1/10- 9/25/26	1/10- 2/25/19	1/10- 6/25/16	1/10- 5/25/14	12/08- 3/25/10	11/07- 7/25/08	4/07- 10/25/07
Spread	+83/AL	+97/AL	+111/AL	+125/AL	+161/AL	+181/AL	+190/AL

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:22

3mo	6mo	2	3	5	10	30
2.22	2.59	3.04	3.24	3.65	4.30	4.92

Format# 1-YT — 5y 99-11 — 10y 99-20

(6)

271 Mtge YTA

Bloomberg CMO

66 <GO> BCCOHN2Z2 CMO:FLOATING RATE BOND

GMACM 2004-J6 4FL1 2.75% LEGAL MTY N/A ADV<PAGE> NO Notes 88 <Go>

65 <GO> 5.900(357)3 WAC(WAM)AGE ASSUM (1xLIBOR01M)+40BP CAP:FLR= 7.500:0.400

ASSUMED collateral -NO History-	12/31/04: 21,845,000 12/25/04: 21,845,000 factor 1.000000000000	next pay 1/25/05 (monthly) reset 1/25/05 (0 Delay) accrual 12/25/04- 1/24/05	30/360 Cashflows created 12/ 8/04 1stProj 1/25/05 ASSUMED collateral 1st INDEX 2.3500

12/31/04 30/360 DSCNTNG **DISCOUNT MARGIN BP** Fxd Index= 2.4200

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
	100	200	250	300	500	750	1000
100	39.9	39.8	39.8	39.8	39.7	39.6	39.5
AvgLife	8.75	5.24	4.33	3.71	2.49	1.87	1.55
Index Dur	0.07	0.07	0.07	0.07	0.07	0.07	0.07
DateWindow	1/25/05- 6/25/27	1/25/05- 7/25/19	1/25/05- 8/25/16	1/25/05- 5/25/14	1/25/05- 3/25/10	1/25/05- 7/25/08	1/25/05- 10/25/07

DEAL: * Information is preliminary and subject to change.

VARY INDEX? N

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 4-IPD

(7)

271 Mtge YTA

Bloomberg

GMACM 2004-J6 4IN1 4.75% LEGAL MTY N/A ADV<PAGE>

BCCOHN308 CMO: IO, INV, NTL NO Notes

5.900(357)3 WAC(WAM)AGE ASSUM (-1xLIBOR01M)+710BP CAP:FLR= 7.100:0.000

ASSUMED collateral -NO History-	12/31/04: 21,845,000	next pay 1/25/05 (monthly)	30/360 Cashflows created 12/ 8/04
	12/25/04: 21,845,000	reset 1/25/05 (0 Delay)	1stProj 1/25/05 ASSUMED collateral
	factor 1.000000000000	accrual 12/25/04- 1/24/05	1st INDEX 2.3500

12/31/04 30/360 DSCNTNG **YIELD TABLE** Fxd Index= 2.4200

DEAL: ■ Information is preliminary and subject to change.

Vary PRICE 32	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	750 PSA	1000 PSA
7-00	68.390	61.899	58.463	54.886	39.753	20.945	3.394
AvgLife	8.75	5.24	4.33	3.71	2.49	1.87	1.55
Sprd Dur	1.12	1.10	1.09	1.07	1.00	0.96	0.94
DateWindow	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-	1/25/05-
VARY INDEX? N	6/25/27	7/25/19	8/25/16	5/25/14	3/25/10	7/25/08	10/25/07

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 13:48						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
2.22	2.59	3.04	3.24	3.65	4.29	4.92

Format# 3-IPY